UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

I6411W108

(CUSIP Number)

H. Davis Thames

700 Milam Street

Suite 800

Houston, Texas 77002

(713) 375-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. I6411W108	Page 2 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy, Inc. 95-4352386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 195,700,000 Common Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 195,700,000 Common Shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,700,000 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5%[1]
14	TYPE OF REPORTING PERSON CO - corporation

[1]	The percentages relating to common shares reported herein are based on 231,700,000 common shares outstanding as of the date hereof, as reported in the Prospectus filed with the Securities and Exchange Commission by the Issuer on December 16, 2013.

SCHEDULE 13D

CUSIP No. I6411W108	Page 3 of 6

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares representing limited liability company interests (the “Common Shares”) of Cheniere Energy Partners LP Holdings, LLC, a Delaware limited liability company (the “Issuer”), which has its principal executive office at 700 Milam Street, Suite 800, Houston, Texas 77002.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Cheniere Energy, Inc., a Delaware corporation (“Cheniere Energy” or the “Reporting Person”).

Certain information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Person is set forth on Exhibit 99.1, attached hereto, which is incorporated herein by reference.

(b) The business address of the Reporting Person is 700 Milam Street, Suite 800, Houston, Texas 77002.

(c) The Reporting Person is engaged in the energy business.

(d)-(e) The Reporting Person has not and, to the best of its knowledge, its executive officers and directors listed on Exhibit 99.1 hereto have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to December 13, 2013, Cheniere Energy owned (indirectly, through various subsidiaries) 11,963,488 common units representing limited partner interests in Cheniere Energy Partners, L.P., a Delaware limited partnership (such entity, “CQP,” and such units, the “Common Units”), 135,383,831 subordinated units representing limited partner interests in CQP (the “Subordinated Units”), and 45,333,334 Class B units representing limited partner interests in CQP (“Class B Units” and, together with the Common Units and the Subordinated Units, the “Cheniere Partners Units”). On December 13, 2013, Cheniere Energy and the Issuer completed a series of transactions to prepare the Issuer for an initial public offering and to simplify the entities through which the Issuer owns such CQP securities. As a part of these transactions, the subsidiaries through which Cheniere Energy formerly owned such units were liquidated or merged out of existence with the result that the Issuer, a new wholly owned subsidiary of Cheniere Energy, became the direct owner of all such Common Units, Subordinated Units and Class B Units.

In addition, upon the completion of the foregoing actions, Cheniere Energy exchanged its limited liability company interests in the Issuer for Common Shares and, as a result, owns 195,700,000 Common Shares. Cheniere Energy also owns the sole director voting share of the Issuer and will therefore be able to amend the Issuer’s limited liability company agreement and elect and remove the members of its board of directors.2

On December 18, 2013, the Issuer completed an initial public offering of 36,000,000 Common Shares (the “IPO”). After the conclusion of such IPO, the public owns approximately 15.5% of the outstanding Common Shares of the Issuer and Cheniere Energy owns the remainder. The Issuer used the net proceeds of the initial public offering (approximately $668.2 million) to repay intercompany indebtedness and payables (in the aggregate amount of approximately $259.8 million) and otherwise to distribute a dividend to Cheniere Energy with the remaining proceeds.

[2]	The Issuer holds a non-economic interest in the parent company of Cheniere Energy Partners GP, LLC, which is the general partner of CQP (“CQP GP”). That interest provides no economic rights but allows the Issuer to indirectly control the appointment of four of the eleven members to the CQP GP board to oversee CQP’s operations. If Cheniere Energy relinquishes the director voting share, which it may do in its sole discretion, or ceases to own greater than 25% of the Issuer’s outstanding Common Shares, the Issuer’s non-economic interest in the parent company of Cheniere Energy Partners GP, LLC would be extinguished.

SCHEDULE 13D

CUSIP No. I6411W108	Page 4 of 6

Item 4. Purpose of the Transaction.

The Reporting Person acquired the Common Shares solely for investment purposes.

The following describes any other plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) Except as described in the following paragraph, the Reporting Person has no present plans or proposals to sell the Issuer’s securities and/or to buy additional such securities. In determining from time to time whether to sell the Issuer’s securities reported as beneficially owned in this Schedule 13D (and in what amounts), whether to retain such securities, or whether to buy additional securities of the Issuer (in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise), the Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, stock market conditions, regulatory matters, and other opportunities available to the Reporting Person.

Pursuant to the 2013 Underwriting Agreement (defined below), the 2013 Underwriters (defined below) have the option to purchase up to 5,400,000 additional Common Shares from the Issuer for the same per share consideration as in the IPO. In the event that the 2013 Underwriters timely exercise such option, the net proceeds to the Issuer from any exercise of the option will be used by it to redeem from Cheniere Energy a number of Common Shares equal to the number of Common Shares issued upon exercise of the option at a price per share equal to the net proceeds (after deducting underwriting discounts but before estimated offering expenses) per share in the IPO.

(b) None.

(c) None.

(d) None.

(e) The Reporting Person may cause the Issuer to change its distribution policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.

The Reporting Person may change its plans or proposals in the future.

Item 5. Interests in Securities of the Issuer.

(a) Cheniere Energy is the record and beneficial owner of 195,700,000 Common Shares, which in the aggregate represents approximately 84.5% of the outstanding Common Shares. Cheniere Energy also possesses the sole director voting share of the Issuer, and will therefore be able to amend the Issuer’s limited liability company agreement and elect and remove the members of its board of directors.

The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

SCHEDULE 13D

CUSIP No. I6411W108	Page 5 of 6

Except as indicated in this Item 5 or as set forth in Exhibit 99.1, neither the Reporting Person nor, to the best of its knowledge, any of the persons named in Exhibit 99.1 to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Shares.

(b) Cheniere Energy has the sole power to vote or dispose of, or direct the voting or disposition of, 195,700,000 Common Shares, representing approximately 84.5% of the Common Shares outstanding. As noted above, Cheniere Energy also owns the sole director voting share of the Issuer.

(c) Except as otherwise described herein, the Reporting Person has not entered into any transactions in the Issuer’s securities effected within the 60 days preceding this filing.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Shares being reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 12, 2013, Cheniere Energy and the Issuer entered into an underwriting agreement (the “2013 Underwriting Agreement”) with Goldman, Sachs & Co. and Morgan Stanley & Co. LLC as representatives (the “Representatives”) of certain underwriters (the “2013 Underwriters”), pursuant to which the Issuer agreed to sell, and the 2013 Underwriters agreed to purchase, 36,000,000 Common Shares for $20.00 per share. In addition, as noted above, the 2013 Underwriters have the option to purchase up to an additional 5,400,000 Common Shares. The 2013 Underwriting Agreement contains customary representations, warranties and covenants by the parties thereto. The 2013 Underwriting Agreement is Exhibit 99.2 hereto and is incorporated by reference herein.

In addition, pursuant to the 2013 Underwriting Agreement, Cheniere Energy and the Issuer agreed with the 2013 Underwriters, for a period commencing on December 12, 2013 and ending on the 180th day after the date of the prospectus relating to the IPO: (1) not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file a registration statement under the Securities Act of 1933, as amended, relating to, any securities of the Issuer that are substantially similar to the Common Shares, including but not limited to any options or warrants to purchase Common Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, (2) not to enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or any such other securities, or (3) in the case of the Issuer, not to offer, sell, contract to sell, pledge, grant any option to purchase or make any short sale or otherwise transfer or dispose of, directly or indirectly, the Cheniere Partners Units, whether any such transaction described in clauses (1) through (3) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, without the prior written consent of the Representatives.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Additional Information Regarding Reporting Person

Exhibit 99.2	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on December 18, 2013)

SCHEDULE 13D

CUSIP No. I6411W108	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

December 20, 2013	CHENIERE ENERGY, INC.

	By:	/s/ H. Davis Thames
H. Davis Thames
	Title:	Senior Vice President and Chief Financial Officer